Marcel Fausten +1 212 450 4389 marcel.fausten@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

December 22, 2022

Re:	Iris Energy Limited Amendment 4 to Registration Statement on Form F-1 Filed December 7, 2022 CIK No. 0001878848

CONFIDENTIAL

Mr. Joshua Shainess
Ms. Mariam Mansaray
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Shainess and Ms. Mansaray:

On behalf of our client, Iris Energy Limited, a company existing under the laws of Australia (the “Company”, and together with its subsidiaries, the “Group”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment 4 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated December 13, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment 4 to Registration Statement Filed December 7, 2022

Risks Related to Our Bitcoin Mining Business, page 12

1.
We note that you utilize Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin you have mined and exchange it for fiat currency. Please tell us the frequency with which you withdraw fiat currency from Kraken. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Kraken or other exchanges you may use. Identify any material concentrations of risk and quantify any material exposures.

Response:          In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on page 1 of the Registration Statement, the mining pools that it utilizes for purposes of its Bitcoin mining transfer Bitcoin it mines to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis. Therefore, the Company respectfully advises the Staff that, because the Company exchanges the Bitcoin it mines for fiat currency on a daily basis, the Company believes it has limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin it mines once it has mined such Bitcoin.

In addition, the Company withdraws fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, the Company has only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly, believes it has limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian the Company may utilize in the future for purposes of liquidating the Bitcoin the Company mines on a daily basis. However, the Company notes that if Kraken, Etana Custody or such other digital asset trading platform suffers excessive redemptions or withdrawals of digital assets or fiat currencies, as applicable, or suspends redemptions or withdrawals of digital assets or fiat currencies, (i) any Bitcoin that has been transferred to such platform but has not yet been exchanged for fiat currency, as well as any fiat currency that has not yet been withdrawn, as applicable, would be at risk, and (ii) the Company may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform, during which time the Company would be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin the Company mines during such period or that was previously mined but has not yet been exchanged for fiat currency. However, as disclosed on page 5 of the Registration Statement, the Company respectfully advises the Staff that it does not believe any such switch in digital asset trading platform and/or funds transfer arrangements would result in material expense or delay. The Company has revised the disclosure on pages 4 and 5 of the Revised Registration Statement to address the foregoing.

2.
To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response:          In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of any gaps its board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions which are reasonably likely to have a material impact on the Company’s operations or financial performance.

3.
Discuss whether the current crypto asset market disruption has impacted the value of the mining equipment that serve as collateral for your equipment financing facilities and explain any material financing and liquidity risk this raises for your business.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the value of the miners that serve as collateral for its equipment financing facilities has declined. The Company believes that this decline in market value has been primarily driven by the decrease in the value of Bitcoin and increase in the global hashrate of the Bitcoin network. While the Company believes that the recent disruptions in the crypto asset market may have contributed to declines in the value of Bitcoin more recently, the Company believes such disruptions primarily impact the market value of Bitcoin miners only indirectly to the extent they contribute to declines in the value of Bitcoin. For completeness, the Company notes that the equipment financing facilities are limited recourse arrangements, and are secured by the relevant Bitcoin miners as well as other assets owned by the applicable special purpose vehicle borrower. As a result, the lender to each such special purpose vehicle borrower has no recourse to, and no cross-collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of such facilities, and the acceleration of such facilities by the applicable lenders therefore does not result in a material risk to the Group’s liquidity.

December 22, 2022	2

 As described in the Registration Statement, in connection with the notices of acceleration of these equipment financing facilities from the applicable lender, the Group terminated its hosting arrangements with certain of the special purpose vehicle borrowers. As a result of the termination of such hosting arrangements, none of the approximately 3.6 EH/s of miners owned by such special purpose vehicles are operating. Excluding such miners, the remaining operating capacity at each of Canal Flats, Mackenzie and Prince George, as of December 16, 2022, is approximately 0.5 EH/s, 0.2 EH/s and 0.4 EH/s, respectively. This in turn has (i) resulted in a material reduction in the Group’s operating capacity, (ii) increased electricity costs per Bitcoin mined as a result of higher demand charges (i.e. fixed charges) per Bitcoin mined and (iii) adversely impacted our operating metrics. In particular, with a lower operating capacity, increased electricity costs per Bitcoin mined and a decline in the price of Bitcoin over recent months, the Company has experienced, and expects to continue to experience, a reduction in the Group’s revenue and operating cash flows, resulting in net operating losses. The Company expects such impacts to continue until such time, if at all, as it is able to re-utilize its available data center capacity and/or increase its operating capacity.

As disclosed on page 6 of the Revised Registration Statement, as of November 30, 2022, the Company had approximately $47 million of cash and cash equivalents, excluding cash held by Non-Recourse SPV 2 and Non-Recourse SPV 3 (which does not include deposits the Company anticipates receiving back pursuant to certain deposit arrangements with respect to development activities at certain of its sites).

While the decline in the market value of Bitcoin and/or Bitcoin miners and recent market events may reduce the Company’s ability to raise additional equipment financing or other secured debt, or to otherwise raise other forms of financing in the current market, the Company does not believe this raises a material financing or liquidity risk in light of its current cash position, as well as other potential sources of cash. In particular, the Company anticipates that it will be able to finance its near term capital expenditure out of available cash. Furthermore, additional capital expenditures relating to future expansion plans can be deferred at the Company’s option, affording the Company flexibility to defer such capital expenditures (other than its commitments under the outstanding hardware purchase contract with Bitmain, which, as disclosed on page 2 of the Revised Registration Statement, the Company does not currently expect to make on the scheduled due dates in respect of additional future deliveries) until financing conditions or the Company’s operating performance improve. Moreover, the Company believes it could utilize its available data center capacity with minimal incremental expense for potential third-party hosting given the scarcity of industry hosting data center capacity in the current market, which would provide additional revenue and operating cash flow. Also, as disclosed on pages 5 and 6 of the Revised Registration Statement, the Company may explore strategic options to monetize assets, including utilizing prepayments made to Bitmain with respect to existing hardware purchase contracts and/or utilizing existing miners, where, among other things, the Company believes they have the potential to provide additional liquidity. However, in response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Registration Statement to note that its ability to raise additional financing may be adversely impacted by the factors described above.

December 22, 2022	3

Use of Proceeds, page 20

4.
We note that you “intend to use any proceeds from the Facility to fund your growth initiatives” and for working capital and general corporate purposes. Please disclose whether any material part of the proceeds will be used to discharge indebtedness.

Response:          In response to the Staff’s comment the Company has revised the disclosure on pages 11 and 20 of the Revised Registration Statement.

General

5.
Please disclose the identity of the lender to the limited recourse equipment financing arrangements and the total amount owed, including interest and penalties, under these arrangements. Please also identify the operating sites in which the collateral for the financing arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3 are located and the operating capacity per operating site that is impacted. Please discuss in detail how foreclosure may impact your business strategy. In addition, please file your financing arrangements as exhibits to your registration statement.

Response:          In response to the Staff’s comment and in light of recent events, the Company has revised the disclosure on page 2 and has filed the financing arrangements as exhibits to the Revised Registration Statement.

6.
We note your disclosure that you have “not made all recent payments” under your contract with Bitmain and “do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract.” Please disclose the outstanding balance owed to Bitmain. Please also disclose all material terms of the contract with Bitmain, including remedies available to Bitmain upon default, and file it as an exhibit to the registration statement.

Response:          In response to the Staff’s comment and in light of recent events, the Company has revised the disclosure on page 2 and has filed the Bitmain contract as an exhibit to the Revised Registration Statement.

7.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, custodians, or other participants in crypto markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals.

•	Have experienced material corporate compliance failures.

Response:          In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of any direct or indirect exposures to other counterparties, custodians or other participants in crypto markets known to have experienced any of the above listed events that would be material to its business.

***

December 22, 2022	4

Should any questions arise, please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marcel Fausten
Marcel Fausten

cc:
Daniel Roberts, Co-Chief Executive Officer of the Company
William Roberts, Co-Chief Executive Officer of the Company

December 22, 2022	5